Austin Legal Group, APC
Lawyers
3990 Old Town Ave, Ste A-101
San Diego, CA 92110

Telephone
(619) 924-9600

Facsimile	Writer’s Email:
(619) 881-0045	gaustin@austinlegalgroup.com

February 6, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Dorrie Yale and Catherine De Lorenzo

Re:	JFB Construction Holdings
Registration Statement on Form S-1/A
Filed February 3, 2025
File No.: 333-283106

Dear Ms. Yale and De Lorenzo:

Please see below for responses to the Division’s letter dated February 5, 2025 regarding the above captioned matter. All comments have been addressed in the Registration Statement on Form S-1/A, filed February 6, 2025 (“Amendment”) and/or as further herein detailed.

Amendment No. 4 to Form S-1

Recent Developments - Expected Fiscal Year Results, page 7

1.	We note you are expecting net income of $201,115 for the year ended December 31, 2024. We also note you experienced a net loss of $230,058 for the nine months ended September 30, 2024. Please expand your disclosure to explain or reconcile the variance between the net income expected for the year ended December 31, 2024 and your net loss for the nine months ended September 30, 2024..

Response:	The Company acknowledges the Staff’s comment and confirms that it has added a disclosure to this section to clarify that the expected improvement in net income for the fourth quarter of 2024 is primarily driven by higher revenue, due to seasonal trends, new customer acquisitions, and the commencement of pipeline jobs. Revenue increased from $15,968,735 for the first nine months of 2024 to an expected $23,807,885 as of December 31, 2024.

If you have any questions relating to any of the foregoing, please contact Gina Austin, Esq. of Austin Legal Group, APC at (619) 924-9600.

Sincerely,

AUSTIN LEGAL GROUP, APC

/s/ Gina Austin, Esq.
Gina Austin, Esq.